Exhibit 99.12

APHRIA INC.

ANNUAL INFORMATION FORM

For the fiscal year ended May 31, 2017

DATED: July 12, 2017

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	3
FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Qualifying Transaction	5
Licenses	5
Expansion and Property Acquisitions	6
Regulatory Developments	7
Recent Business	8
DESCRIPTION OF THE BUSINESS	9
Company Overview	9
License and Regulations	9
Reporting Requirements under the ACMPR	11
Principal Products	14
Distribution	14
Operations	15
Storage and Security	15
Specialized Skill and Knowledge	15
Competitive Conditions	16
Employees	16
RISK FACTORS	17
DIVIDENDS	28
CAPITAL STRUCTURE	28
MARKET FOR SECURITIES	28
PRIOR SALES	29
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	29
DIRECTORS AND OFFICERS	30
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	34
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	34
TRANFER AGENT AND REGISTAR	34
MATERIAL CONTRACTS	35
AUDIT COMMITTEE INFORMATION	35
INTERESTS OF EXPERTS	36
ADDITIONAL INFORMATION	36

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Aphria”, “we”, “us” and “our” refer to Aphria Inc. and its principal wholly-owned subsidiary, Pure Natures Wellness Inc. d/b/a Aphria and the term “marijuana” has the meaning given to the term “marihuana” in the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of May 31, 2017 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•                  the performance of the Company’s business and operations;

•                  the intention to grow the business and operations of the Company;

•                  the Company’s intentions to complete Part III Expansion (as defined herein) and the Company’s intention to proceed with Part IV Expansion (as defined herein), the respective costs and anticipated timing associated therewith, and receipt of approval from Health Canada in relation to such expansions;

•                  the anticipated timing to complete construction in connection with Part III Expansion and Part IV Expansion;

•                  underlying market conditions continuing to demonstrate a reasonable basis to execute on Part III Expansion and Part IV Expansion;

•                  the expected growth in the amount of medical marijuana sold by the Company;

•                  the expected growth in the Company’s growing capacity;

•                  expectations with respect to future production costs;

•                  expectations with respect to the renewal and/or extension of the Company’s licenses;

•                  the number of grams of medical marijuana used by each patient;

•                  the methods used by the Company to deliver medical marijuana;

•                  the competitive conditions of the industry;

•                  any commentary related to the legalization of marijuana and the timing related thereto;

•                  the applicable laws, regulations and any amendments thereof;

•                  the competitive and business strategies of the Company;

•                  the Company’s investments in the United States, the characterization and consequences of those investments under federal law, and the framework for the enforcement of medical marijuana and marijuana-related offenses in the United States;

•                  the grant and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof; and

•                  the anticipated future gross margins of the Company’s operations.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical marijuana industry and the general expectations of Aphria concerning the medical marijuana industry are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the medical marijuana industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

CORPORATE STRUCTURE

Aphria Inc. was incorporated under the Business Corporations Act (Alberta) on June 22, 2011 as Black Sparrow Capital Corp. (“Black Sparrow”, a capital pool company listed on the TSX Venture Exchange (the “TSXV”)). 2427745 Ontario Inc. (“Subco”), a wholly-owned subsidiary of Black Sparrow, was incorporated on July 24, 2014 in order to effect a business combination with Pure Natures Wellness Inc. d/b/a Aphria (“Pure Natures”) whereby Black Sparrow would acquire all of the issued and outstanding shares of Pure Natures pursuant to a court-approved plan of arrangement. Pure Natures amalgamated with Subco under the Ontario Business Corporations Act (“OBCA”) to form a wholly owned subsidiary of Black Sparrow, and together with Black Sparrow, was continued in Ontario on December 1, 2014 as “Aphria Inc.” under the OBCA. On March 22, 2017, Aphria graduated from the TSXV to the Toronto Stock Exchange (“TSX”). The Company’s common shares (the “Common Shares”) are listed under the symbol “APH” on the TSX and under the symbol “APHQF” on the OTCQB.

The following chart (as of this date) illustrates the Company’s corporate structure, together with the place of incorporation/governing law of each principal subsidiary and the percentage of voting securities beneficially owned by the Company.

The Company is licensed to produce and sell medical marijuana as a Licensed Producer under the provisions of the ACMPR. The Company received its initial license to produce and sell medical marijuana on November 26, 2014. For a further description of the Company’s licenses, see General Development of the Business — Licenses and Description of the Business — License and Regulations.

Aphria’s operations are based in Leamington, Ontario. Our head office is located at 245 Talbot St W, Suite 103, Leamington, ON N8H 1N8 and our registered office is located at c/o 5300 Commerce Court West, 199 Bay Street, Toronto, ON, M5L 1B9. Our telephone number is (844) 427-4742 and our corporate website is www.aphria.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Qualifying Transaction

On July 31, 2014, Black Sparrow and Pure Natures entered into a business combination agreement pursuant to which Black Sparrow agreed, among other things, to change its name to “Aphria Inc.”, to continue under the OBCA and to effect a consolidation of the outstanding Black Sparrow common shares on a 10 to 1 basis. Under the agreement, Black Sparrow acquired all of the outstanding shares of Pure Natures by way of a three-cornered amalgamation pursuant to which Black Sparrow was continued in Ontario on December 1, 2014 under the OBCA and on December 2, 2014, Black Sparrow completed its Qualifying Transaction, as defined under the policies of the TSXV, with Pure Natures.

Licenses

Aphria’s application to become a Licensed Producer under the Marihuana for Medical Purposes Regulations (the “MMPR”) was submitted to Health Canada on August 6, 2013. On March 22, 2014 a license to acquire, produce and destroy medical marijuana was obtained, and on August 8, 2014, Aphria received its license to harvest medical marijuana. On November 26, 2014, Aphria received its license from Health Canada to cultivate and sell marijuana under the MMPR. Prior to receiving its final license to distribute medical marijuana, Aphria was operating under a partial license at its facility in Leamington. In February 2015, the Company successfully amended its license with Health Canada to allow for wholesale shipping within Canada of medical marijuana plant cuttings. In March 2015, the Company amended its license to allow for wholesale shipping of medical marijuana in dried bud form. In December 2015, Health Canada amended the Company’s license to produce and sell medical marijuana, increasing the Company’s production and selling limits during the license term. In February 2016, Health Canada amended the Company’s license to produce medical marijuana by approving the Company’s Part I Expansion (defined below) for growing medical marijuana. In May 2017, Health Canada amended the Company’s license in connection with the approval of the Part II Expansion (as defined below).

On August 26, 2015, the Company received from Health Canada a license to produce (and only produce) cannabis oil extracts under the section 56 exemption the (the “Section 56 Exemption”) of the Controlled Drugs and Substances Act (the “CDSA”). On August 17, 2016, Aphria announce that Health Canada amended the Company’s license to allow it to sell cannabis oil extracts.

Aphria’s license currently does not contain a cap on production or sales but is based on the Company storing no more than 6,875 kilograms and/or the kilogram equivalent of cannabis oil in its vaults at any given time (the

“License”). The License has a current term that ends on September 25, 2019. It is anticipated that Health Canada will extend or renew the License at the end of its current term. See Risk Factors — Reliance on License. Medical marijuana cultivated by Aphria is processed for sale or wholesale distribution to other Licensed Producers. Aphria may sell medical marijuana to patients who have obtained a valid prescription from a doctor or authorized health care professional or to other Licensed Producers.

Expansion and Property Acquisitions

In March 2015, Aphria’s board of directors (the “Board”) approved a two-part expansion. The first part of the Company’s greenhouse expansion (“Part I Expansion”) involved the retrofit of three existing greenhouses adjacent to the current facilities for an additional 20,700 square feet, for a total annual growing capacity of approximately 2,500 kilograms, and also involved Aphria building a research & development laboratory and investing in related advanced equipment at its Leamington, Ontario facility. Part I Expansion was completed in October 2015. Subsequently, on February 7, 2016, Health Canada amended the Company’s License to approve the use of Part I Expansion for the purposes of growing medical marijuana.

The second part (the “Part II Expansion”) was approved by the Board on June 2, 2016 and the Company began construction of the $10 million fully-funded capital project on July 1, 2016. On May 15, 2017 Health Canada approved the greenhouse portion of the Part II Expansion, which added an incremental 57,000 square feet of greenhouse capacity and a “level nine” vault. Part II Expansion increased the Company’s production capacity for medical marijuana to approximately 8,000 kilograms on an annualized basis. The Part II Expansion also includes 8,000 square feet of corporate office space and electrical and sewer upgrades necessary for the operation of the Company’s current and future greenhouse space. Part II Expansion, with respect to the corporate office space, has recently begun with the hiring of an architect to design the space. The Company currently anticipates commencing the office space portion of Part II Expansion in September 2017. Part II Expansion, with respect to the electrical and sewer upgrades, is currently on hold as a result of Hydro One indicating that the earliest they can complete the upgrades is March 2018. The Company continues to explore alternative sources of power including a larger co-generation project as part of the Part IV Expansion (as defined below).

On June 30, 2016, Aphria acquired the greenhouse facilities it previously leased from Cacciavillani and F.M. Farms Ltd. operating as CF Greenhouses (“CF Greenhouses”) and terminated the existing lease agreement for total consideration of $6.1 million. CF Greenhouses is a greenhouse growing company controlled in part by Cole Cacciavillani, Director and Chief Operating Officer of Aphria. As a result of the acquisition, Aphria now owns a total of 360,000 square feet of production space located on 36 acres of land (the “Greenhouse Property”). The $6.1 million purchase price was satisfied by a $3.25 million cash payment and CF Greenhouses assuming a vendor take back mortgage, in the amount of $2.85 million, with a 5-year amortization period and bearing interest at 6.75%.

On July 22, 2016, Aphria closed a financing comprised of three separate facilities (a mortgage, a term loan and an operating line of credit) totaling $6,000,000 with WFCU Credit Union (the “WFCU Facility”). The mortgage facility is for $3,750,000, bearing interest at 3.95%, with a 20-year amortization and a 5-year term (the “Mortgage Facility”). The term loan is for $1,250,000 bearing interest at 3.99%, with a 10-year amortization and a 5-year term (the “Term Loan”). The operating line of credit is for $1,000,000, bearing interest at WFCU’s prime lending rate plus 75 basis points and revolves annually (the “Line of Credit”). Aphria used $3.25 million of the WFCU Facility to fund the acquisition of the Greenhouse Property (as defined above) and has allocated the remaining $1.75 million of the drawn portion of the WFCU Facility towards capital projects in 2017 unrelated to Part II Expansion, Part III Expansion or Part IV Expansion. The Line of Credit remains undrawn and available to the Company for future use.

On August 19, 2016, Aphria entered into an agreement to purchase 11 acres of additional greenhouse property adjacent to its existing campus from DiNiro Farms Inc. for a $2,100,000 cash payment. The property consists of 345,000 square feet of existing greenhouse space which the Company demolished as part of Part IV Expansion. Concurrently with the closing of this transaction, the abutting property was merged into Aphria’s existing municipal address, thereby avoiding the need to apply for a new Health Canada site license.

On September 16, 2016, the Board approved the commencement of a fully-funded $24.5 million capital project (“Part III Expansion”), which the Company anticipates will increase its capacity under the ACMPR from 100,000 square feet to 300,000 square feet and its growing capabilities from 8,000 kilograms (following Part II Expansion) to 22,000 kilograms annually. The project includes (1) 200,000 square feet of state-of-the-art greenhouses built up to the current standards of greenhouse operations in Leamington, (2) 21,000 square feet of infrastructure, (3) an additional four “Level 9” vaults, (4) automation for both the greenhouses and processing areas, and (5) security consistent with ACMPR standards. Part III Expansion remains on schedule and on budget, with expected completion in late October 2017, with Health Canada approval to follow thereafter. The Company expects the first sale of product grown in the Part III Expansion to occur in late May 2018.

On December 14, 2016, Aphria entered into a purchase and sale agreement to acquire 200 acres of fully serviced vacant land for $6.24 million. As the land acquired is not adjacent to the Company’s existing operations, the Company will require a new site license from Health Canada for the property. The purchase and sale closed on January 31, 2017.

On January 16, 2017, the Board approved the commencement of a $137 million capital project (“Part IV Expansion”). It was originally anticipated that Part IV Expansion would include approximately 350,000 square feet of state-of-the-art greenhouses, approximately 160,000 square feet of infrastructure, and the purchase and development of additional land, with a total cost between $70 million to $90 million; however, following further internal review and consultation, the Company has since increased the scope of the expansion to meet anticipated demand. Part IV Expansion is now fully-funded and anticipated to include (1) 700,000 square feet of state-of-the-art greenhouses built up to the current standards of greenhouses operations in Leamington, for total greenhouse growing space of 1,000,000 square feet, (2) 230,000 square feet of infrastructure, including a 15 MW power co-generation facility designed to provide supplemental power to the Greenhouse Property to support existing operations and potential future operations currently contemplated on the existing Greenhouse Property, (3) 10 additional “Level 9” vaults, (4) additional automation of greenhouses and warehouse facilities, and (5) security consistent with ACMPR standards. Part IV Expansion is expected to be completed within 15 months and is expected to provide an additional 53,000 kilograms of annual production capacity, subject to the receipt of necessary Health Canada approvals to increase Aphria’s capacity under its Licence. The Company expects the first sale of product grown in the Part III Expansion to occur in late January 2019.

Although it is premature at this time for Aphria to apply to increase its License capacity in connection with Part III Expansion or Part IV Expansion, Aphria will make such applications to Health Canada on an incremental basis in due course as each part nears completion. In respect of such applications, Aphria anticipates Health Canada approvals to follow within four months of the completion of such part of expansion.

The Company continues to refine and improve its industry leading greenhouse agricultural growing practices, combined with unique engineering changes embedded in both fully funded Part III and Part IV expansions, presently underway. Management believes that once full crop rotation has been attained after Part IV expansion is complete, annualized capacity will exceed 100,000 kilograms. Supporting management’s revised capacity projections are recent yield improvements resulting from the introduction of new lighting strategies, growing techniques and leveraging other “unique to greenhouse” strengths.

As a result of the above, the Company amended its previously reported capacity expectations for its expansion projects. The Company believes that the capacity after full crop rotation in Part II Expansion will increase from 8,000 kilograms to 9,000 kilograms annualized, in Part III Expansion it will increase from 22,000 kilograms to 30,000 kilograms annualized and in Part IV Expansion it will increase from 75,000 kilograms to 100,000 kilograms annualized.

Regulatory Developments

On August 24, 2016, the ACMPR replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil extracts. The replacement regulations were implemented as a result of the ruling by the Federal Court of Canada in the case of Allard v Canada (the “Allard Decision”) which found the MMPR unconstitutional in violation of the plaintiffs’ rights under section 7 of the Charter of Rights and Freedoms due to the restrictions placed on a patient’s ability to reasonably access medical cannabis.

The ACMPR effectively combines the regulations and requirements of the MMPR, the Marihuana Medical Access Regulations (“MMAR”) and the Section 56 Exemptions relating to cannabis oil under the CDSA into one set of regulations. In addition, among other things, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:

(a)                                 they can continue to access quality-controlled cannabis by registering with Licensed Producers;

(b)                                 they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or

(c)                                  they can designate someone else to produce it for them.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers. It is possible that (b) and (c) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with options (b) or (c) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis. Further details on the ACMPR are found below under Description of the Business — License and Regulation.

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation (the “Task Force”), which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. The impact of such regulatory changes on Aphria’s business is unknown, and the proposed regulatory changes may not be implemented at all. See Risk Factors - Changes in Laws, Regulations and Guidelines.

Recent Business

On October 27, 2016, Aphria entered into an intellectual property transfer agreement with Copperstate Farms, LLC (“Copperstate”), a licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act. Copperstate maintains a 40-acre, high-tech, Dutch-style greenhouse facility in Snowflake, Arizona. Under the terms of the agreement, Aphria licensed certain of its intellectual property to Copperstate in exchange for a 5,000 membership units in Copperstate. In addition, Aphria made a direct cash contribution of US$1,300,000 to the parent company of Copperstate in return for a 2,600 membership units in the parent company. The transaction received final approval from the TSXV on December 21, 2016. Prior to receiving such final approval, Aphria acquired an additional 2,600 membership units in the parent company, increasing its ownership in the parent company 5,200 membership units. On March 27, 2017, Aphria made an additional investment of US$3 million in the parent company, for an additional 6,000 membership units in the parent company.

On April 4, 2017, Aphria announced the launch of its US expansion strategy through a strategic lead investment in an entity to be renamed Liberty Health Sciences Inc. (“Liberty”) that will operate in the United States under the brand “Aphria USA”. While the initial investment relates to the State of Florida, the intention of the US expansion strategy is to target key states that have approved medical use of marijuana and meet the Company’s stringent investment criteria. Aphria has subsequently invested $25 million into DFMMJ Investment Ltd. (“DFMMJ”), a new special purpose private company which has acquired all or substantially all of the assets of Chestnut Hill Tree Farm

LLC (“Chestnut”). It is expected that DFMMJ will amalgamate into a subsidiary of SecureCom Mobile Inc. (“SecureCom”), a public company listed on the Canadian Securities Exchange, as part of the previously announced business combination (the “Business Combination”). The funds, when combined with an additional $35 million that was raised from third parties in a brokered private placement led by Clarus will allow Liberty, on completion of the Business Combination, to indirectly hold and operate the assets of Chestnut. Chestnut is a licensed holder in the state as an authorized dispensing organization of low-THC medical cannabis to patients in need in the State of Florida.

As part of the transaction, upon completion of the Business Combination, Aphria has agreed to (a) licence its Aphria medical brand to Liberty, in exchange for a perpetual 3% royalty on all sales of marijuana and related products, and (b) licence its greenhouse growing “know how” system to Liberty in exchange for additional common shares in Liberty. As part of the investment in Liberty and the Business Combination, Aphria will be entitled, among other customary rights, to appoint two nominees as board members to Liberty’s proposed five-person board. It is the intention of the Company to appoint Vic Neufeld and John Cervini as nominees to Liberty’s board of directors. It is also expected that they will be joined by Aaron Serruya of Serruya Private Equity, effective upon the completion of the Business Combination, subject to all board nominees being approved by the Canadian Stock Exchange and the Florida Department of Health. Once the Business Combination is completed, Aphria will own approximately 37.6% of the issued and outstanding common shares of Liberty. Upon completion of the Business Combination, SecureCom, renamed Liberty, will remain a reporting issuer with its common shares listed on the Canadian Securities Exchange.

On May 9, 2017, Aphria entered into 5-year, $25 million term loan with WFCU Credit Union bearing interest at 3.95% and a 15-year amortization (the “New WFCU Facility”). The New WFCU Facility is secured by a first charge on the Company’s real estate holdings, a first position on a general security agreement, certain cash security and an assignment of fire insurance to the lender.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company is licensed to produce and sell medical marijuana, including dried cannabis and cannabis oil, as a Licensed Producer under the provisions of the ACMPR. The Company received its initial license to produce and sell medical marijuana on November 26, 2014. For a further description of the Company’s License, see General Developments of the Business — Licenses.

The License grants Aphria the authority to produce, sell, possess, ship, transport, deliver and destroy dried marijuana and marijuana plants (including live plants, clippings and seeds), as well as cannabis oil extracts. The License is issued to Aphria for use at its facility in Leamington, Ontario at 265 Talbot Street West and applies only to such facility. Adverse changes or developments affecting the existing facility could have a material and adverse effect on Aphria’s ability to continue producing medical marijuana, its business, financial condition and prospects. See Risk Factors — Reliance on a Single Facility.

License and Regulations

Pursuant to its License, Aphria may:

(a)                                 possess, produce, sell, provide, ship, deliver, transport and destroy marijuana or cannabis oil;

(b)                                 possess and produce cannabis in its natural form, other than marijuana or cannabis oil, for the purpose of producing cannabis oil, and sell, provide, ship, deliver, transport and destroy that cannabis if it was obtained or produced for that purpose; and

(c)                                  possess and produce cannabis, other than marihuana or cannabis oil, for the purpose of conducting in vitro testing that is necessary to determine the cannabinoid content of marihuana or cannabis oil, and sell, provide, ship, deliver, transport and destroy that cannabis if it was obtained or produced for that purpose.

Aphria may sell or provide:

(a)                                 marijuana, cannabis oil, cannabis in its natural form, other than marihuana or cannabis oil, that was obtained or produced for the purpose of producing cannabis oil and cannabis, other than marihuana or cannabis oil, that was obtained or produced for the purpose of conducting in vitro testing that is necessary to determine the cannabinoid content of marihuana or cannabis oil (each a “substance”) to:

(i)            another Licensed Producer;

(ii)           a licensed dealer (as defined in the ACMPR);

(iii)          the Minister of Health (the “Minister”); or

(iv)          a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA; and

(b)                                 dried marijuana or cannabis oil to

(i)            a client or an individual who is responsible for the client;

(ii)           a hospital employee, if the possession of the dried marijuana or cannabis oil is for the purposes of and in connection with their employment; or

(iii)          a person to whom an exemption relating to the dried marijuana or cannabis oil has been granted under section 56 of the CDSA.

Aphria may also (i) ship dried marijuana or cannabis oil to a health care practitioner (as defined in the ACMPR) in the case referred to in subparagraph 130(1)(f)(iii) of the ACMPR; (ii) import marijuana or a substance if done in accordance with an import permit issued under section 95 of the ACMPR; and (iii) possess marijuana or a substance for the purpose of export and export it if done in accordance with an export permit issued under section 103 of the ACMPR.

Before the end of the term of the License, Aphria must submit an application for renewal to Health Canada containing information prescribed by the ACMPR. The ACMPR requires that the Minister of Health, after examining the application and any supplementary information requested, issue a renewed License, unless:

(a)         the applicant is not an adult who ordinarily resides in Canada or a corporation that has its head office in Canada or operates a branch office in Canada and whose officers and directors are all adults;

(b)         the requirements regarding notification of local authorities pursuant to the ACMPR have not been met (such notifications would only be required in connection with a renewal if there are changes to the information since the original application);

(c)          an inspector, who has requested an inspection, has not been given the opportunity by the applicant to conduct an inspection;

(d)         the Minister has reasonable grounds to believe that false or misleading information or false or falsified documents were submitted in or with the application;

(e)          information received from a peace officer, a competent authority or the United Nations raises reasonable grounds to believe that the applicant has been involved in the diversion of a controlled substance or precursor to an illicit market or use;

(f)           the applicant does not have in place the security measures set out in the Security Directive and Subdivision C of the ACMPR in respect of an activity for which the licence is sought;

(g)   the applicant is in contravention of or has contravened in the past 10 years:

i.         a provision of the CDSA or its regulations or the Food and Drugs Act, or

ii.        a term or condition of another licence or a permit issued to it under any of those regulations,

(h)         the renewal of the licence would likely create a risk to public health, safety or security, including the risk of cannabis being diverted to an illicit market or use;

(i)    any of the following persons does not hold a security clearance:

i.        the senior person in charge,

ii.        the responsible person in charge,

iii.        if applicable, the alternate responsible person in charge,

iv.        if the applicant is an individual, that individual, and

v.       if the applicant is a corporation, any of its officers or directors;

(j)    the proposed method of record keeping does not meet the requirements of the ACMPR; or

(k)         if applicable, any supplemental information requested has not been provided or is insufficient to process the application.

There can be no guarantee that Health Canada will extend or renew the License as necessary or, if it extended or renewed, that the License will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the License, or should it renew the License on different terms, the business, financial condition and results of the operation of Aphria would be materially adversely affected. See Risk Factors — Reliance on License.

Medical marijuana cultivated by Aphria is processed for sale or wholesale distribution to other Licensed Producers. Aphria may sell medical marijuana to patients who have obtained a valid medical document from a doctor or authorized health care professional or to other Licensed Producers.

Reporting Requirements under the ACMPR

As described under the ACMPR (see Part 1, Division 5 of the ACMPR), Licensed Producers are required to keep records of, among other things, their activities with cannabis, including all transactions (sale, exportation, and importation), all fresh or dried marihuana or cannabis oils returned from clients, and an inventory of cannabis (e.g. seeds, fresh harvested marihuana, dried marihuana, packaged marihuana, packaged marijuana seeds, cannabis oil, marijuana plants destined to be sold or provided). All records have to be kept for a period of at least two years, in a format that will be easily auditable, and will have to be made available to Health Canada upon request. All communications regarding reports for healthcare licensing authorities, including both those sent and received, are also subject to this two year requirement.

A Licensed Producer must provide Health Canada with a case report for each serious adverse reaction to fresh or dried marihuana or cannabis oil within 15 days of the Licensed Producer becoming aware of the reaction. A Licensed Producer must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions to have occurred during the previous 12 months (the serious adverse reaction reports and the summary reports must be retained by the Licensed Producer for a period of 25 years after the day on which they were made).

Health Canada released an Information Bulletin titled, “Licensed Producers’ Reporting Requirements” to provide an overview of the information licensed producers must provide to Health Canada on a monthly basis. Licensed Producers must provide the following information to the Office of Controlled Substances for the previous month on or before the 15th day of each month:

(a)         With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, licensed producers must report the amounts produced, as well as the amounts received from another licensed producer as follows:

i.         total amount produced in the reporting period;

ii.         amount released for sale in the reporting period;

iii.         amount of fresh and dried marijuana produced in the reporting period and intended for extraction activities; and

iv.         amount received from other licensed producers during the reporting period;

(b)         With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, licensed producers must report the total amount sold or transferred to the following during the reporting period:

i.         registered clients;

ii.         other licensed producers; and

iii.         licensed dealers;

(c)          Number of clients registered;

(d)         Number of clients registered by province or territory of residence;

(e)   Number of refused registrations and refusals to fill order;

(f)           With respect to fresh and dried marijuana and cannabis oil, licensed producers must report as of the final day of the reporting period the amounts held in inventory as follows:

i.         total amount held in inventory;

ii.         amount intended for sale but not yet approved held in inventory;

iii.         amount approved for sale held in inventory;

iv.         amount of samples in inventory; and

v.         amount of fresh and dried marijuana intended for extraction activities held in inventory;

(g)          With respect to cannabis seeds and marijuana plants, licensed producers must report:

i.         the total number of plants held in inventory;

ii.         the number of plants destined to be sold as starting material held in inventory;

iii.         the total weight of seeds held in inventory; and

iv.         the number and weight of seeds destined to be sold as starting material held in inventory;

(h)         Licensed producers must also include in their report the total amounts ready to be destroyed, but still held in inventory on the final day of the reporting period;

(i)             Total amount of cannabis imported during the reporting period;

(j)            Total amount of cannabis exported during the reporting period;

(k)         Total amount of cannabis lost or stolen during the reporting period;

(l)             With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, licensed producers must report the total amount:

i.         that was destroyed during the reporting period; and

ii.         of waste (e.g., plants, leaves, twigs) destroyed during the reporting period;

(m)     With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, licensed producers must report the total amount returned from clients during the reporting period;

(n)         Licensed producers must report the total number of shipments sent to the following during the reporting period:

i.         registered clients;

ii.         registered clients for interim supply;

iii.         other licensed producers; and

iv.         licensed dealers;

(o)         Licensed producers must report the total number of shipments sent to the following in each province and territory:

i.         registered clients;

ii.         registered clients for interim supply; other licensed producers; and

iii.         licensed dealers;

(p)         Average daily amount of marihuana for medical purposes authorized;

(q)         Median daily amount of marihuana for medical purposes authorized;

(r)            Average shipment size sent to registered clients during the reporting period;

(s)           Median shipment size sent to registered clients during the reporting period;

(t)            List of ten highest unique daily authorized amounts and the frequency with which they occur;

(u)         List of daily authorized amounts in specified increments:

i.         0 to 1 grams;

ii.         1.1 to 2 grams;

iii.         2.1 to 3 grams;

iv.         3.1 to 4 grams;

v.         4.1 to 5 grams;

vi.         5 to 10 grams;

vii.         10 to 15 grams; and

viii.        > 15 grams;

(v)         Total number of shipments to registered clients per each 10 gram interval between 0 and 150 grams;

(w)       List of all health care practitioners who have completed medical documents for cannabis for medical purposes for registered clients and their location;

(x)         List of all nurse practitioners who have completed medical documents for cannabis for medical purposes for registered clients and their location;

(y)   Cannabis with which they are conducting research and development activities; and

(z)   Activities with respect to cannabis products, other than marijuana or cannabis oil (e.g. cannabis resin).

Principal Products

Medical marijuana can be ingested in a variety of ways, including smoking, vaporizing, consumption in the form of oil, or edibles. Unlike the pharmaceutical options, individual elements within medical marijuana have not been isolated, concentrated and synthetically manipulated to deliver a specific therapeutic effect. Instead medical marijuana addresses ailments holistically through the synergistic action of naturally occurring phytochemicals.

Sativa and Indica are the two main types of cannabis plants, and hybrids can be created when the genetics of each of the two plants are crossed. Within these different types of cannabis plants there are many different varieties. Within each variety of medical cannabis there are many different cannabinoids, with the most common being THC and CBD, which is responsible for many of the non-psychoactive effects from medical marijuana. Aphria has access to over 40 strain varieties and will continue to establish a variety of strains to best suit patient needs.

Distribution

Medical marijuana patients order from the Company primarily through Aphria’s online store or through the phone. Medical marijuana is and will continue to be delivered by secured courier or other methods permitted by the

ACMPR. Aphria’s prices vary based on growth time, strain yield and market prices. Aphria may from time to time offer volume discount or promotional pricing.

The Company is also authorized for wholesale shipping of medical marijuana plant cuttings and dried bud to other Licensed Producers. Aphria has already completed several sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried bud.

Operations

Aphria has assembled a management team with almost 90 years of combined experience in agriculture and agribusiness and over 40 years of combined experience in the pharmaceutical industry. Coupled with operational experience, Aphria expects to be a low-cost producer of medical marijuana, owing to various cost-saving attributes of its operations, such as: (i) lower electrical costs as a result of its greenhouse facilities and the ability to leverage the advantages of passive cooling methods; and, (ii) lower fertilization costs attributable to the fact that Aphria mixes its own fertilizer. Aphria is currently growing in its 100,000 sq. feet of greenhouse space across 10 light and computer controlled glass greenhouses located in Leamington, Ontario. See General Development of the Business — Expansion and Greenhouse Acquisition.

Substantially all of the Company’s revenue is derived from the sale of medical cannabis and marijuana plant material produced, cultivated and/or processed by Aphria at its greenhouse facilities in Leamington, Ontario. Aphria grows cannabis at its greenhouse for the purposes of sale and distribution of finished products in accordance with the MMPR. Aphria’s current plants are at various stages of growth.

Storage and Security

The MMPR require production sites to be located indoors, and not in a private dwelling. Subdivision C of the ACMPR set out physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with medical marijuana other than storage. As per Health Canada’s regulations, Aphria’s facilities contain two vaults, deemed to be “security level eight” and “security level nine” respectively, and a “security level nine” safe, as determined by the construction of the vaults and Aphria’s proximity to a major city (Windsor). This allows Aphria to store up to 6,875 kilograms of dried marijuana and/or the kilogram equivalent of cannabis oil on site at any given time.

The vaults are equipped with security cameras, motion sensors, finger print, code locked doors and seismic sensors that set alarms off when vibrations are detected. These security measures ensure Aphria is compliant with all of Health Canada’s necessary security requirements. The vaults can only be accessed by a “Responsible Person in Charge” (as defined under the ACMPR) and at least one Responsible Person in Charge must be present in the vault at all times if the doors are opened.

Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. Aphria has experienced these inspections numerous times, previously on a monthly basis but now on a bi-monthly basis. Aphria has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. Aphria has not been required to recall distributed product or otherwise been formally reprimanded.

Specialized Skill and Knowledge

Knowledge with respect to cultivating and growing medical marijuana is important to the medical marijuana industry. The nature of growing marijuana is not substantially different from the nature of growing other greenhouse products. The Company’s Chief Scientific Officer, Gary Leong has a personal background in quality assurance, quality control, quality system audits, international and domestic regulatory affairs and product research and development. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are establish to protect the activity and purity of the product. Once processing is complete, each and every processing batch is subjected to full testing against stringent quality specifications set for activity and purity.

John Cervini, Aphria’s Vice-President — Infrastructure and Technology, has significant experience in greenhouse growing technology and has also overseen greenhouse expansion in California and Mexico. Mr. Cervini’s focus on improved efficiencies, healthier quality and research studies have helped him create food safety programs and skills transferable to the medical marijuana industry.

Competitive Conditions

On October 19, 2015, the Liberal Party of Canada (“Party”) obtained a majority government in Canada. The Party has committed to the legalization of recreational cannabis in Canada. See Risk Factors - Changes in Laws, Regulations and Guidelines for more information on Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. However, it is unknown if this regulatory change will be implemented at all. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of licenses, under the ACMPR, to produce and sell medical marijuana. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. According to Health Canada there are currently 51 Licensed Producers. If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

The principal aspects of competition between Aphria and its competitors will be the price and quality of medical marijuana and client service provided to patients. While Aphria will price its medical marijuana according to market demands, it anticipates a lower cost of production compared to its competitors. This is expected to provide Aphria with pricing flexibility while maintaining healthy margins relative to its competitors. Additionally, Aphria will strive to have better and faster service by having more on hand trained staff than other Licensed Producers. Aphria also plans to maintain a minimum level of inventory to ensure that we can continue to provide our customers with unmatched quality on a consistent basis while also acquiring new customers without supply interruptions.

Employees

As of May 31, 2017 Aphria employed approximately 150 full-time employees.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Reliance on License

Aphria’s ability to grow, store and sell medical marijuana and cannabis oil in Canada is dependent on maintaining its License with Health Canada. Failure to comply with the requirements of the License or any failure to maintain its License would have a material adverse impact on the business, financial condition and operating results of Aphria. There can be no guarantees that Health Canada will extend or renew the License as necessary or, if it extended or renewed, that it the License will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the License or should it renew the License on different terms, the business, financial condition and results of the operation of Aphria would be materially adversely affected.

Expansion of Facilities

There is no guarantee that Health Canada will approve the contemplated expansions in a timely fashion, nor is there any guarantee that the expansion will be completed in its currently proposed form, if at all. The failure of the Company to successfully execute its expansion strategy (including receiving the expected Health Canada approvals in a timely fashion) could adversely affect the business, financial condition and results of operations of the Company and may result in Aphria not meeting anticipated or future demand when it arises.

Changes in Laws, Regulations and Guidelines

On June 30, 2016, the Canadian Federal Government established the Task Force to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana. On December 13, 2016, the Task Force completed its review and published a report outlining its recommendations. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. However, it is unknown if this regulatory change will be implemented at all. Several recommendations from the Task Force reflected in the Cannabis Act including, but not limited to, permitting home cultivation, potentially easing barriers to entry into a Canadian recreational marijuana market and restrictions on advertising and branding, could materially and adversely affect the business, financial condition and results of operations of the Company. Their advice will be considered by the Government of Canada as a new framework for recreational marijuana is developed and it is possible that such developments could significantly adversely affect the business, financial condition and results of operations of the Company.

Risk Factors Related to the United States

On March 27, 2017, Aphria made an additional investment of US$3 million in the parent company of Copperstate, which is is a US-based licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act. On April 4, 2017, the Company announced the launch of its US expansion strategy through a strategic lead investment in Liberty. See General Development of the Business — Recent Business for further details concerning Liberty and Copperstate.

In light of these recent announcements, the Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of current and future investments in entities involved with medical cannabis in the United States, including Liberty and Copperstate. Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

While cannabis is legal in many US state jurisdictions, it continues to be a controlled substance under the United States federal Controlled Substances Act.

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Access to Cannabis for Medical Purposes Regulations, investors are cautioned that in the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 28 states, plus the District of Columbia, that have legalized cannabis in some form, including Arizona and Florida as noted above in connection with the investments in Copperstate and Liberty. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act (the “CSA”) in the United States and as such, may be in violation of federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of cannabis offenses of individuals who are in compliance with state medical cannabis laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business—even those that have fully complied with state law—could be prosecuted for violations of federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March of this year, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit, although he disagreed that it had been implemented effectively and has not committed to utilizing the Cole Memorandum framework going forward.

The Board has informed its decision to authorize and approve the investments in Copperstate and Liberty based on the guidelines outlined in the Cole Memorandum and believes that the risk of federal prosecution and enforcement is currently unlikely. However, unless and until the Cole Memorandum is memorialized in federal legislation, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the investments in Copperstate or Liberty (or any future investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction. The TSX has advised the Company that it reserves the right to enforce its rules and policies against the Company in the manner the TSX deems appropriate. Further, the TSX reserved the right to set whatever requirements it deems appropriate as conditions to its acceptance of notice of any proposed future issuance of Common Shares of the Company.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Legislative or Regulatory Reform and Compliance

The commercial medical marijuana industry is a new industry and the Company anticipates that such regulations will be subject to change as the Federal Government monitors Licensed Producers in action. Aphria’s operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical marijuana but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, Aphria is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of Aphria may cause adverse effects to its operations.

Environmental Regulations and Risks

Aphria’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Aphria’s operations.

Government approvals and permits are currently, and may in the future be required in connection with Aphria’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Aphria or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risks Related to Dilutions

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on a Single Location

To date, Aphria’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility and location could have a material and adverse effect on Aphria’s ability to continue producing medical marijuana, its business, financial condition and prospects.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation services may adversely affect Aphria’s financial performance.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). Aphria’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Aphria’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Further, as a Licensed Producer, each Key Person is subject to a security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

Limited Operating History

Aphria, while incorporated in 1994, began carrying on business in 2012 and did not generate revenue from the sale of products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although Aphria believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this prospectus or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which Aphria is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operation.

Negative Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception of Aphria’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical purposes, including unexpected safety or efficacy concerns arising with respect to the products of the Company or its competitors. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations and financial condition of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for Aphria’s products which could have a material adverse effect on the Company’s business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Securing Adequate Financing to Fund Operations and Meet Expected Consumer Demand

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of Aphria may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, Aphria may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Identify and Execute Future Acquisitions or Dispositions, or to Successfully Manage the Impact of Such Transactions on its Operations

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) Aphria may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Common Shares and could use significant resources. Even if Aphria is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Aphria may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Aphria may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company’s ability to compete for market share in a manner similar to other industries. If Aphria is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Fraudulent or Illegal activity by its employees, contractors and consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Aphria, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Breaches of security at its facilities, or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose Aphria to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, Aphria collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If Aphria was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

History of Losses

The Company incurred losses in prior periods. Aphria may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, Aphria expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If Aphria’s revenues do not increase to offset these expected increases in costs and operating expenses, Aphria will not be profitable.

Changes to Reimbursement Allowances for Veterans

On November 22, 2016, the Minister of Veterans Affairs announced that Veterans Affairs Canada (“VAC”) will issue new rules related to the reimbursement of medical cannabis for veterans. It is expected that the new rules will limit the amount of reimbursement to veterans in two ways. First, the amount of medical marijuana that can be reimbursed is expected to be limited to 3.0 grams per day (per veteran), such change to be effective as of May 21, 2017. Second, effective November 22, 2016, the price per gram reimbursement has been limited to $8.50 per gram. The Company understands that the new rules may allow individual veterans to receive reimbursement for more than 3.0 grams a day, on a case by case basis, subject to specific conditions, which as of the date hereof have yet to be fully delineated. Accordingly, the Company has not yet been able to fully model the impact that the proposed VAC changes may have on the Company’s revenue stream. It is also unclear how many veteran patients of Aphria, if any, may meet the case by case exemption referenced herein. Investors are cautioned that the VAC changes may have a material effect on Aphria’s business in the event that the Company is unable to secure offsetting revenue streams, its veteran patients do not qualify for an exemption or if further amendments to the VAC changes are announced.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of licenses, under the ACMPR, to produce and sell medical marijuana. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. According to Health Canada there were 50 Licensed Producers as of May 31, 2017. If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

DIVIDENDS

As of the date of this Annual Information Form, Aphria has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of Aphria’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CAPITAL STRUCTURE

The company is authorized to issue an unlimited number of Common Shares. As of May 31, 2017, there were 138,628,704 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees, and consultants enabling them to acquire Common Shares of the Company. The maximum number of Common Shares reserved for issuance of stock options that may be granted under the plan is 10% of the issued and outstanding Common Shares of the Company. The options granted can be exercised for a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option may not be less than the market price of the Common Shares on the date of grant. As of May 31, 2017, there are 5,926,001 options outstanding to purchase Common Shares.

In addition, the Company has warrants outstanding to purchase up to an aggregate of 3,885,908 Common Shares.

MARKET FOR SECURITIES

Common Shares

Common Shares are listed and traded on the TSX under the trading symbol “APH” and under the symbol “APHQF” on the OTCQB. Prior to March 22, 2017, the Common Shares were traded on the TSXV, and not the TSX. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior June 1, 2016 and May 31, 2017:

Period	High Trading Price	Low Trading Price	Volume (#)
May 2017	$6.81	$5.18	28,969,226
April 2017	$8.77	$5.85	86,861,758
March 2017	$6.99	$6.01	49,493,151
February 2017	$6.72	$5.10	20,186,915
January 2017	$5.73	$5.02	15,450,042
December 2016	$5.75	$4.06	28,868,414
November 2016	$7.79	$3.65	89,367,449
October 2016	$4.04	$3.26	41,537,147
September 2016	$3.51	$2.56	22,600,079
August 2016	$2.85	$2.21	21,222,123

Period	High Trading Price	Low Trading Price	Volume (#)
July 2016	$2.59	$1.57	18,590,000
June 2016	$1.60	$1.37	6,120,000

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by Aphria during the twelve month period between June 1, 2016 and May 31, 2017:

		Issuance/Exercise price
Date of issuance	Security	per security	Number of securities
April 12, 2017	Stock options	$7.92	140,000
January 12, 2017	Stock Options	$5.72	45,000
December 12, 2016	Stock Options	$5.25	500,000
November 21, 2016	Warrants	$1.75	159,234
November 1, 2016	Stock options	$3.90	1,000,000
October 28, 2016	Stock options	$3.70	50,000
October 6, 2016	Stock options	$3.47	20,000
September 26, 2016	Warrants	$3.14	200,000
September 9, 2016	Stock options	$3.00	75,000
July 13, 2016	Stock options	$1.64	110,000
June 10, 2016	Stock options	$1.48	30,000
June 2, 2016	Stock options	$1.40	283,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

	Number of securities held in escrow or
	that are subject to a contractual
Designation of Class	restriction on transfer escrow	Percentage of class
Common Shares	675,000	0.5	%(1)

Notes:

(1) Based on 138,628,704 Common Shares outstanding.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Below are the names, province or state and country of residence, principal occupation and periods of service of the directors and executive officers of the Company.

Number of Common Shares
Name and		Director		Beneficially Owned,
Municipality	Principal Occupations	of Aphria		Controlled or Directed,
Residence	For Last Five Years	Since	Position with Aphria	Directly or Indirectly(4)
Vic Neufeld Lakeshore, ON	Chief Executive Officer of Aphria	December 1, 2014(1)	President, Chief Executive Officer and Director	811,514 (0.59%)

Chief Executive Officer of Jamieson Laboratories Ltd.
Cole Cacciavillani Leamington, ON	Vice-President — Growing Operations of Aphria	December 1, 2014(1)	Vice-President — Growing Operations and Director	8,494,444(2) (6.13%)

Chief Operating Officer of Aphria

Secretary-Treasurer of CF Greenhouses
John Cervini Leamington, ON	Vice-President — Infrastructure and Technology of Aphria	December 1, 2014(1)	Vice-President — Infrastructure and Technology and Director	9,500,001(3) (6.85%)

Chief Agronomist Officer of Aphria

President of Cervini Farms California
Carl Merton Belle River, ON	Chief Financial Officer of Aphria	N/A	Chief Financial Officer	57,000 (0.04%)

Chief Financial Officer of Reko International Group
Dennis Staudt(5)(6) Kingsville, ON	Retired Partner at PricewaterhouseCoopers LLP	December 1, 2014(1)	Director	60,000 (0.04%)
Philip Waddington(6) Chelsea, QC	Consultant	December 1, 2014(1)	Director	32,007 (0.02%)
Robert Kozlov(5)(6) Toronto, ON	Partner at Norton Rose Fulbright Canada LLP	October 27, 2015	Director	43,500 (0.03%)
Arlene Dickinson(5)(6) Calgary, AB	Owner and CEO of Venture Communications	October 27, 2016	Director	11,400 (0.01%)

Notes:

(1) Mr. Cacciavillani was a director of the predecessor corporation to Aphria, Pure Natures Wellness Inc. (“PNW”) from its incorporation on June 3, 1994. Mr. Neufeld became a director and officer of PNW on June 3, 2014. Mr. Cervini became a director of PNW on July 17, 2013. Mr. Staudt became a director of PNW on July 1, 2014. Mr. Waddington became a director of PNW on August 14, 2014

(2) Mr. Cacciavillani owns 6,716,667 Common Shares directly and exercises control over an additional 1,777,777 Common Shares held by the Cacciavillani Family Trust

(3) Mr. Cervini owns 9,500,001 Common Shares indirectly through Fulfill Holdings Inc., a company which he is the President and sole shareholder of.

(4) Based on 138,628,704 Common Shares outstanding as of May 31, 2017.

(5) Member of the Audit Committee.

(6) Member of the Compensation & Nominating Committee.

The term of each director of Aphria will expire on the date of the next annual meeting of shareholders of Aphria.

The following is a summary biography of each of the directors and executive officers of Aphria:

Vic Neufeld

President, Chief Executive Officer and Director

Vic Neufeld is the President and Chief Executive Officer of Aphria. Mr. Neufeld is the former CEO of Jamieson Laboratories (“Jamieson”) Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. Mr. Neufeld brings 15 years of experience as a chartered accountant and partner with Ernst & Young and 21 years as CEO of Jamieson. During his tenure with Jamieson, the company went from $20 million in annual sales to over $250 million and expanded the company’s distribution network to over 40 countries, building Jamieson to a globally recognized brand name. Mr. Neufeld, a native of Leamington, Ontario, earned a Bachelor’s degree in Economics from Western University, Honours degree in business from the University of Windsor and an MBA from the University of Windsor. Mr. Neufeld is also a CPA.

Cole Cacciavillani

Co-Founder, Vice President-Growing Operations and Director

Cole Cacciavillani, Aphria’s co-founder, is an industrial engineer with 35 years of experience in the agricultural and greenhouse industry. Cole has accumulated expertise of how to best utilize nature’s light and proprietary growing techniques and technologies to create competitive, safe and cost effective products. Mr. Cacciavillani sits on a number of charitable and associative boards including serving as: past Chairman of the Board for Leamington Memorial District Hospital as well as serving on the Hospital’s Foundation Board. Cole was a founding chair of The Ontario Greenhouse Alliance; serves on the board of The Agricultural Institute of Ontario, Police Services Board, F.V. Energy Co-op, and the Leamington Economic Development Committee. Currently he serves as Co-Chair of Fundraising for the Erie Shores Campus Hospice. Mr. Cacciavillani’s dedication to his community has received much recognition, including: the Queen Elizabeth II Diamond Jubilee Medal, which is awarded to honour significant contributions and achievements by Canadians. Ontario’s greenhouse industry recognized Mr. Cacciavillani’s leadership and vision as the founding Chair of the industry organization with its first service award. Recently, Mr. Cacciavillani was awarded the St. Clair alumni distinction award based on the success he pursued within the community.

John Cervini

Co-Founder, Vice President-Infrastructure and Technology and Director

John Cervini, Aphria’s co-founder, comes from fourth generation growers in southwestern Ontario with hydroponic agricultural experience. Together with his father and brother, Mr. Cervini helped established Lakeside Produce, a of North America sales and marketing companies selling fresh produce from Canada to multinational retailers throughout North America. Mr. Cervini has significant experience in greenhouse growing technology and has also overseen greenhouse expansions to California and Mexico. Mr. Cervini’s focus on improved efficiencies, healthier quality and the latest research studies helped him create an industry leading food safety program. Mr. Cervini understands the need and importance of product safety, product traceability and standardized industry procedures. Mr. Cervini is the founding chair of the Ontario Greenhouse Marketing Association remains involved in the industry as part of the Ontario Greenhouse Vegetable Growers Association.

Carl Merton

Chief Financial Officer

Carl Merton, Chief Financial Officer, has over 20 years of financial and business experience, having spent almost 12 years combined with Ernst & Young LLP and KPMG LLP prior to serving as Vice-President, Special Projects at Atlas Tube Canada ULC, Chief Financial Officer of Reko International Group Inc. (TSXV: REK) and Chief Financial Officer of Aphria Inc. Mr. Merton is a Chartered Professional Accountant, Chartered Accountant and is a Fellow of the Canadian Institute of Chartered Business Valuators (the “CICBV”). As the Chief Financial Officer of Aphria, Mr. Merton is responsible for leading strategic discussions, acquisitions and divestitures, budgeting, financing, financial reporting and internal controls. Mr. Merton holds an Honours Bachelor of Commerce in Sports Administration from Laurentian University. In addition Mr. Merton, is currently a member of the Board of Directors of Motor City Community Credit Union, is the Chair of their Audit Committee, serves as an external member of the Audit Committee of the Greater Windsor & Essex County District School Board and has served as a past Chair of both the CICBV and the International Association of Professional Business Valuators.

Dennis Staudt

Director

Dennis Staudt, Director, has over 35 years’ experience providing business advice to private companies in Southwestern Ontario, having spent most of his career with PricewaterhouseCoopers LLP (“PwC”), including 22 years as a partner in the Audit and Assurance Group. Prior to being admitted to partnership, Mr. Staudt spent almost two years with PwC Germany in their Düsseldorf office. Following his retirement from PwC in 2012, Mr. Staudt continues to provide business advisory services to a number of private companies, primarily in the manufacturing and greenhouse sectors. He is also Vice-President of Staudt Farms Limited, a family owned farming operation in Leamington, Ontario. Mr. Staudt graduated from the University of Windsor in 1977 with a Bachelor of Commerce Degree. He obtained his Chartered Accountant (Ontario) designation in 1979 and his Certified Public Accountant (Illinois) designation in 1999. Mr. Staudt is also Advisory Board Member at the University of Windsor Centre for Executive and Professional Education. Mr. Staudt is Past Chair of the Leamington District Memorial Hospital Foundation, the Art Gallery of Windsor and the Art Gallery of Windsor Foundation. He also previously served on the Board of Governors of the University of Windsor and taught as a Sessional Lecturer in Accounting.

Dr. Philip Waddington

Director

Dr. Philip Waddington, Director, a trained naturopathic physician, has experience in regulating natural health products. From January 2000 to August 2008 Dr. Waddington served as the inaugural Director General of the Natural Health Products Directorate (NHPD) of Health Canada. Under his leadership, a new regulatory framework was defined, developed and implemented in Canada. Dr. Waddington received his training from the Canadian College of Naturopathic Medicine. He holds an MBA from the Richard Ivey School of Business at the University of

Western Ontario and a B.Sc. Hon. in Biology from Queen’s University. He currently works as a consultant; helping companies deal with any regulatory, NHPD or government strategy issues.

Robert Kozlov

Director

Robert Kozlov, Director, is a senior partner at the law firm Norton Rose Fulbright Canada LLP where he practises corporate - commercial law, with a particular focus on private mergers and acquisitions, strategic alliances, and major commercial contracts, including those involving the supply, distribution and franchising of products and services, and the protection and licensing of intellectual property rights. He has experience advising clients on a wide array of commercial arrangements, including the drafting and negotiation of licensing, distribution, supply, franchise and development, joint-venture, sponsorship, co-promotion, advertising and marketing (including promotional contests), and services agreements for Canadian-based clients respecting their local operations, including in regard to their dealings with the Ministry of Health (Ontario), as well as their international expansion and distribution of products in multiple foreign jurisdictions. He also advises foreign companies in regard to their business operations in Canada, from initial set-up to compliance with local registration and regulatory requirements. As a registered trade-mark agent, Mr. Kozlov has acted for Canadian and foreign companies in protecting and enforcing their intellectual property rights, including providing validity opinions and pursuing action against infringers. Mr. Kozlov obtained an honours B. A. from McGill University in 1977 and was called to the Bar of Ontario in 1984, after having obtained LL.B and B.C.L. law degrees from McGill in 1982. As well, Mr. Kozlov has been a member of the Board and executive, as corporate secretary, of ProAction Cops & Kids, a charitable organization dedicated to helping kids at risk, since 1997.

Arlene Dickinson

Director

Arlene Dickinson, Director, is the owner and CEO of Venture Communications, a company she grew from a small, local firm to one of the largest independent agencies in Canada, is also the CEO of District Ventures and Youinc.com, companies all aimed at helping market, fund and grow entrepreneurs and entrepreneurial companies. She is a two time best-selling author, accomplished speaker, and is best known for her role as a Dragon for 8 seasons on the award-winning CBC series Dragons Den. Ms. Dickinson’s leadership has been recognized many times, including Canada’s Most Powerful Women Top 100, the Pinnacle Award for Entrepreneurial Excellence, as well as PROFIT and Chatelaine’s Top 100 Women Business Owners. She is also a Marketing Hall of Legends inductee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Aphria, no director or executive officer of Aphria, or shareholder holding a sufficient number of securities of Aphria to affect materially the control of the Company:

(a)                                 is, as at the date hereof, or has been, within the ten (10) years before the date hereof, a director or executive officer of any corporation that, while that person was acting in such capacity:

(i)            was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)           was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)          within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)                                 has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of Aphria, no director or executive officer of Aphria, or a shareholder holding sufficient number of securities of Aphria to affect materially the control of Aphria, has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Aphria is not currently a party to any legal proceedings, nor is Aphria currently contemplating any legal proceedings, which are material to its business. Aphria is currently not aware of any existing or contemplated legal proceedings to which it is or was a party to, or to which any of its properties is or was the subject of. Aphria is not aware of any settlement agreements, penalties or sanctions that Company has entered into before a court relating to securities legislation or with a securities regulatory authority or that would be material to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Prior to June 30, 2016, Aphria leased its greenhouse facilities from CF Greenhouses. CF Greenhouses is a greenhouse growing company controlled in part by Cole Cacciavillani, Director and Chief Operating Officer of Aphria. On June 30, 2016, Aphria acquired 360,000 square feet of production space, located on 36 acres of land from CF Greenhouses for total consideration of $6.1 million. The $6.1 million purchase price was satisfied by a $3.25 million cash payment and CF Greenhouses assuming a vendor take back mortgage, in the amount of $2.85 million, with a 5-year amortization period and bearing interest at 6.75%.

TRANFER AGENT AND REGISTAR

The transfer agent and registrar of Aphria is Computershare Trust Company of Canada at its offices in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the twelve month period ending May 31, 2017 which are material or entered into before the twelve month period ending May 31, 2017 but are still in effect are:

(c)                                  the License;

(d)                                 the warrant indenture dated July 31, 2014 between Aphria, Black Sparrow and Valiant Trust Company (the “Warrant Indenture”) for the issue of an aggregate of 12,302,268 common share purchase share warrants entitling the holders thereof to purchase an aggregate of 12,302,268 Common Shares at a price of $1.50 per Common Share for a period of five years following the satisfaction of the Escrow release Conditions (as defined in the Warrant Indenture); and

(e)                                  the warrant indenture dated December 11, 2016 between Aphria and Computershare Trust Company of Canada for the issue of an aggregate of 4,688,576 common share purchase share warrants entitling the holders thereof to purchase an aggregate of 4,688,576 Common Shares at a price of $1.75 per Common Share prior to December 11, 2018.

AUDIT COMMITTEE INFORMATION

As of May 31, 2017 the Audit Committee (the “Committee”) consists of Dennis Staudt, Arlene Dickinson and Robert Kozlov, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees. Each of the Audit Committee members has an understanding of the accounting principles used to prepare Aphria’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of Aphria’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring Aphria’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of Aphria’s internal auditors. The Audit Committee has specific responsibilities relating to Aphria’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Aphria; and Aphria’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee’s charter is disclosed in Schedule “A”.

Pre-Approval Policies and Procedures

The Committee will pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditors, MNP LLP, for the financial year ended May 31, 2016 and PricewaterhouseCoopers LLP for the financial year ended May 31, 2017, are as set out below (including estimates).

	May 2016	May 2017
Audit Fees(1)	$60,000	$99,000
Audit Related Fees(2)	$20,000	$61,200
Tax Fees(3)	—	—
All Other Fees	—	$107,500

Notes:

(1) Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP was appointed as the auditor of the Company on October 27, 2016. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP was the independent auditor of the Company for the year ended May 31, 2016. MNP LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule A — Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aphria Inc. (“Aphria”).

1.0                               Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements;

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Aphria; and

•                  external and internal audit processes.

2.0                               Composition and Membership

(a)                                 The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Aphria or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)                                 The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which Aphria’s securities are listed, including National Instrument 52-110 — Audit Committees. All Members will meet the criteria for independence established by the aforementioned laws and rules. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(c)                                  The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The secretary of Aphria (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0                               Meetings

(a)                                 Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)                                 At the request of the external auditors of Aphria, the Chief Executive Officer or the Chief Financial Officer of Aphria or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)                                  The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee the Members in attendance may select one of the members to act as chairman of the meeting.

(d)                                 A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)                                  The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may meet in camera without members of management in attendance for a portion of each meeting of the Committee, as the Committee deems appropriate.

(f)                                   In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Aphria to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.0                               Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1                               Financial Reporting and Disclosure

(a)                                 review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)                                 review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)                                  review with management of Aphria, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Aphria’s financial position and the results of its operations in accordance with IFRS, as applicable;

(d)                                 seek to ensure that adequate procedures are in place for the review of Aphria’s public disclosure of financial information extracted or derived from Aphria’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

(e)                                  review the minutes from each meeting of the Responsible Parties, established pursuant to Aphria’s corporate disclosure policy, since the last meeting of the Committee;

4.2                               Internal Controls and Audit

(a)                                 review the adequacy and effectiveness of Aphria’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Aphria maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Aphria’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Aphria at any particular time;

(b)                                 satisfy itself that management has established adequate procedures for the review of Aphria’s disclosure of financial information extracted or derived directly from Aphria’s financial statements;

(c)                                  satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)                                 review and discuss Aphria’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)                                  review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Aphria’s risk management policies and procedures with regard to identification of Aphria’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Aphria;

(f)                                   recommend the appointment, or if necessary, the dismissal of the head of Aphria’s internal audit process;

4.3                               External Audit

(a)                                 recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Aphria;

(b)                                 ensure the external auditors report directly to the Committee on a regular basis;

(c)                                  review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)                                 review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)                                  review the audit plan of the external auditors prior to the commencement of the audit;

(f)                                   establish and maintain a direct line of communication with Aphria’s external and internal auditors;

(g)                                  meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present, as the Committee deems appropriate;

(h)                                 oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team;

(i)                                     oversee the work of the external auditors appointed by the shareholders of Aphria with respect to preparing and issuing an audit report or performing other audit, review or attest services for Aphria, including the resolution of issues between management of Aphria and the external auditors regarding financial disclosure;

(j)                                    review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Aphria, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)                                 discuss with the external auditors their perception of Aphria’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)                                     discuss with the external auditors their perception of Aphria’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)                             review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)                                 review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

4.4                               Associated Responsibilities

(a)                                 review and approve Aphria’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Aphria.

4.5                               Non-Audit Services

(a)                                 pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0                               Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Aphria’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Aphria, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Aphria’s financial information or public disclosure.

6.0                               Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The minutes of each meeting of the Committee will be available to the members of the Board, at their request.

7.0                               Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Aphria that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Aphria’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

8.0                               Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.